

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 24, 2017

<u>Via E-mail</u>
Mr. Charles F. Serianni
Executive Vice President and Chief Financial Officer
Republic Services, Inc.
18500 North Allied Way
Phoenix, AZ 85054

      Re: Republic Services, Inc.
              Form 10-K for the year ended December 31, 2016
              Filed February 17, 2017
              File No. 1-14267

Dear Mr. Serianni:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Melissa N. Rocha

           Melissa N. Rocha
           Senior Asst. Chief Accountant -
           Office of Manufacturing &
           Construction